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                            March 28, 2023

       Jing Tong, Esq.
       Counsel
       Vinson & Elkins LP
       Texas Tower
       Suite 4700, 845 Texas Avenue
       Houston, TX 77002

                                                        Re: Primo Water Corp
/CN/
                                                            Revised Preliminary
Proxy Statement filed March 23, 2023
                                                            File No. 1-31410

       Dear Jing Tong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement filed March 23, 2023

       Amended and Restated Bylaws, page 83

   1. We note the following disclosure in the first paragraph of this section: "The Amended and Restated By-Laws
are intended to address certain matters resulting from the SEC's
                                                        'universal proxy' rules
and to more closely adhere to certain provisions in the OBCA." So that shareowners who
are being asked to approve the bylaw amendments fully understand why they are being
proposed and their potential impact, where you describe the changes to the bylaws in the
subsequent paragraphs, note whether each change is being made in response to universal
proxy or OBCA requirements and explain how each new provision ties into such
requirements.
   2. Describe the expanded group of persons who would be authorized to determine the validity of director
nominations by a shareowner if the bylaw amendments are approved and explain why this
change is being proposed.
 Jing Tong, Esq.
Vinson & Elkins LP
March 28, 2023
Page 2
3. Refer to revised Section 10.16 in the amended bylaws. Summarize the change to disallow written resolutions by shareowners and explain the impact going forward if adopted.
4. Section 11.03 of the amended bylaws provides that if a nominating shareowner fails to comply with Rule 14a-19 under the Exchange Act "or any other rules or regulations thereunder," proxies in support of that soliciting party's nominees may be disregarded by the Company. Clarify how these amendments would impact shareholders outside the context of Rule 14a-19 violations by revising to better explain the scope of the proposed changes to the bylaws. That is, describe the other proxy rule violations that you believe could allow the Company to invalidate proxies.
Form of Proxy, page 147

5. We note that you are now using a universal proxy card subject to the requirements of Rule
         14a-19. Revise to describe how you will treat proxies voted FOR fewer than ten director nominees, including those where the additional nominees are marked WITHHOLD and those for which no vote is specified. See Rule 14a-19(e)(7).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameJing Tong, Esq.                             Sincerely,
Comapany NameVinson & Elkins LP
                                                              Division of
Corporation Finance
March 28, 2023 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName